Exhibit 99.1
The Bezeq Era
February 2016

Forward-Looking Statement
This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include the factors indicated in our filings with the Securities and Exchange Commission (SEC). For more details, refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F and Current Reports on Form 6-K. We undertake no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

About BCOM
▪ B Communications Ltd. is a holding  company with a controlling interest  (approximately 26.3%) in Bezeq, The  Israel Telecommunication Corp.  (“Bezeq”), Israel’s largest  telecommunications provider (TASE:
   BEZQ).
▪ BCOM is a subsidiary of Internet Gold  and part of the Eurocom Group in  Israel. The Company, which was  formerly known as 012 Smile  Communications, went public on  Nasdaq in November 2007.
At A Glance
Ticker	BCOM
Exchange	NASDAQ & TASE
Headquarters	Ramat Gan, Israel
Stock Price	$27.00
52 Week Range	$14.31-$27.96
Shares Outstanding	29.9 Million
Market Capitalization	$807 Million

As of February 1, 2016

Investment Considerations

▪ Owns a controlling stake in an asset with strong, consistent cash flow generation
▪ Trades at a significant discount to Net Asset Value
▪ Third consecutive quarter of dividend announcement as part of Company’s commitment to return capital to shareholders
▪ Decreased net debt from more than NIS 5 billion in April 2010 (when BCOM acquired the controlling interest in Bezeq) to just NIS 1.6 billion as of February 2, 2016 and after the sale of 4.18% of its bezeq shares for NIS 982 million
▪ Pushed out maturities in February 2014 by refinancing debt used to acquire stake in Bezeq through private placement of $800 million of senior secured notes

Dividend Distributions

▪ In May 2015, the Company’s board of directors declared a cash dividend of NIS 67 million (NIS 2.24 per share). The dividend was paid on June 16, 2015.
▪ In August 2015, the Company’s board of directors declared a cash dividend of NIS 22 million (NIS 0.73 per share). The dividend was paid on September 29, 2015.
▪ On November 19, 2015, the Company's board of directors declared a cash dividend of NIS 38 million (NIS 1.27 per share). The dividend was paid on December 23, 2015.
The NIS 127 million dividend distribution during 2015 represents a 6.1% dividend yield based on LTM average share price.

NAV Breakdown

* Based on the net debt as of September 30, 2015 adjusted by dividend distributed by BCOM in December 2015 and the sale of 4.18% of Bezeq’s shares in February 1, 2016.

6,000
5,000
4,000
3,000
2,000
1,000
0
(1,000)
(2,000)
(3,000)
2,089
2,778
4,871
Dec 13
Mar 14
Jun 14
Sep 14
Dec 14
Mar 15
Jun 15
Sep 15
Feb 15
BCOM's share in Bezeq's Market Cap
BCOM's Net Debt
BCOM's NAV
BCOM's Market Cap

NAV History

b·com group

Shaul Elovitch
Founder & Chairman
Over 40 years experience building leading communications businesses and other major investments businesses

 Proven capabilities in:
 • Strategy creation & strategic planning
 • Marketing & brand development
 • Operational & financial management
 • Management of mergers & acquisitions
 • Creation of partnerships
 • Capital raising: 13 major transactions
 • 2 IPOs - IGLD and BCOM
 • 10 bond issues
 • $800 million Rule 144A offering
Doron Turgeman
CEO since 2011 & CFO from
2001 till 2011
20 years experience in
management
18 years experience in
communications
Experienced, Disciplined Leadership

«
«
Chairman of the board of directors of Bezeq and it’s subsidiaries

Bezeq and B-Com are ultimately controlled by the Eurocom
Group, the most experienced operator in the Israeli
telecommunications field
■ Eurocom was founded in 1979
■ One of Israel’s largest holding companies with a strong presence in Israel and a growing international presence
■ Owned by Shaul Elovitch, Chairman of the Board of Directors (80% ownership) and Yossef Elovitch, Director (20% ownership)
■ Solid financial base and strategic partnerships support growth
■ Investments in telecommunications, satellite services, media, consumer electronics, real estate and additional fields eurocom group

	Relative strength	Company within the group
Internet access	●	bezeq
Internet Services	●	Bezeq International
Internet VAS residential	●	Bezeq International
Internet business	●	bezeq
e-Advertising	●	walla!
e-Commerce	●	וואלה! שופס
Date Services	●	bezeq
ILD	●	Bezeq International
Fixed telephony	●	bezeq
Mobile	●	pelephone
Multi channel TV	●	yes
Telecom & consumer electronics.	●	ZTE中兴 NOKIA Panasonic Motorola
Satellite services	●	AMOS GILAT

Eurocom: Israel’s Largest
Communications Footprint

b·com group

- Founded in 1999 under the name Goldtrade, operating in the field of e-commerce, as a subsidiary of IGLD, and as the operator of the e-commerce web site P1000
- In 2004, IGLD increases its holdings in the Company to 100%
- Restructure of IGLD into a holding company owning Smile Communications and Smile Media
- As part of the restructure Goldtrade changes its name to Smile Communications, transfers its e-commerce activities to Smile Media and receives IGLD's communications activities
- Acquisition and merger with 012 Golden Lines to form 012 Smile Communications
- Successful IPO and listing of 012 Smile Communications on NASDAQ and TASE (SMLC)

- Continuous organic growth
- Crystallization of the strategy to become a leader in the Israeli telecom market
- Preparation for the next major M&A transaction while examining several opportunities

Key Milestones for BCOM
From small entrepreneurial business
to large holding company

1999
to
2006
2007
to
2009
2010
to
2015
 • Sale of legacy 012 Smile Communications assets
 • Acquisition of the controlling interest in Bezeq - Israel’s telecom market leader
 • From April 2010 through February 2016, BCOM decreased its net debt from more than NIS 5 billion to NIS 1.6 billion
 • On February 2, 2016, BCOM announced the sale of 4.18% of Bezeq’s shares for NIS 982 million
 • On February 19, 2014, BCOM announced the completion of an international offering of US$ 800 million senior secured notes that was used to fully refinance the bank and institutional debt that it incurred to acquire its controlling interest in Bezeq
 • Focus on continuous deleveraging and creation of shareholder value

b·com group

bezeq
bezeq
pelephone
bezeq on line
Bezeq International
yes.

Group Structure

Eurocom Group
Internet Gold
Golden Lines
BCOM
~66.2%
~64.8%
~26.3%
Walla!
100%
100%
100%
~100%
100%
Mobile telephony
and data
Fixed-line, broadband
infrastructure, data com
Call centre
services
ILD, ISP,
enterprise
solutions
Pay-TV
(DTH)
Internet
portal
Free float
~33.8%
Free float
Free float
~35.2%
~73.7%
~100%
Private
• M.cap (Mil. NIS) - 769
• NAV(2) (Bil. NIS) - 2.4*
• Net debt (Mil. NIS) - 735*
• Net debt / EBITDA - 4.47
• Listed - TASE, NASDAQ
• M.cap (Bil. NIS) - 3.0
• NAV (3) (Bil. NIS) - 4.9**
• Net debt (Bil. NIS) - 1.5**
• Net debt / EBITDA - 3.46
• Listed - TASE, NASDAQ
• M.cap (Bil. NIS) - 24.3
• TTM EV/EBITDA (4) - 7.8
• Net debt / EBITDA (4) - 2.09
• Listed - TASE
Source: Company’s information, Bezeq’s investors’ presentation.
(1)      Net debt figures are as of September 30, 2015. Holding percentage figures are as of February 2, 2016.
(2)     IGLD’s NAV is defined as value of IGLD’s shares according to BCOM’s NAV, based on Bezeq stock price as of February 1, 2016, less IGLD’s adjusted net debt as of September 30.
(3) BCOM’s NAV is defined as value of BCOM’s shares according to Bezeq market cap, based on Bezeq stock price as of February 1, 2016, less BCOM’s adjusted net debt as of September 30.
(4) Bezeq’s EV/EBITDA and Net Debt/EBITDA ratios are effected by the full consolidation of Yes financials as of March 26, 2015.
* Net debt adjusted by BCOM’s dividend distribution in December 2015 and the sale of BCOM’s shares in January 2016.
** Net debt adjusted by BCOM’s dividend distribution in December 2015 and the sale of Bezeq’s shares in February 2016.

Bezeq, Our Base Asset

Bezeq is Israel’s largest telecom group and the most
comprehensive infrastructure and service provider
Note: LTM results and KPIs as of 3Q ’15; Subscriber based market share data as of 3Q ’15
1   Company estimates; Captures private and business sector
2   Breakdown based on gross revenue (pre elimination of inter-company revenues)
3   Breakdown based on aggregate EBITDA generated by Bezeq Fixed-Line, Pelephone and Bezeq International (pre elimination of inter-company items)
4   Company estimates; Based on total broadband Internet infrastructure access services subscribers in the market
5   Adjusted EBITDA represents profit before income tax, share of loss of equity-accounted investee, financing expenses, net and depreciation and amortization.

bezeq

Israel
Eurozone
USA
190
170
150
130
110
90
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2016E

2.0%
Israel population (mm)
7.6
7.7
7.8
8.0
8.1
8.3
2009
2010
2011
2012
2013
2014

1,818
1,879
1,940
2,007
2,077
9,411
9,372
9,616
9,682
10,020
3,453
3,543
3,514
3,508
3,499
2010A
2011A
2012A
2013A
2014A
Total fixed line subscribers
Total mobile subscribers
Total broadband subscribers

Partner Group, 18%
Bezeq Group, 45%
Cellcom Group, 19%
HOT, 17%

Bezeq operates in an attractive macroeconomic
environment with unique characteristics
Source: EIU; Israel Central Bureau of Statistics; Company data; Public filings for competitors’ data
1 Indicates credit rating and outlook by S&P / Moody’s
2 Mobile subscribers based on total UMTS subscribers for all MNOs; Broadband internet subscribers based on Bezeq and HOT subscribers; Fixed-Line telephony lines based on Bezeq, HOT, Cellcom, Partner and other operators
3 Based on aggregate revenues of the 4 largest telecom groups: Bezeq (incl. YES), HOT, Cellcom and Partner; USD/NIS conversion based on exchange rate of 3.889 as of December 31, 2014
2000-2012
CAGR
+3.4%
+1.0%
+1.7%
The Israeli economy benefits from positive fundamentals as reflected in its A+/A1 (stable)1 sovereign credit rating
The Israeli telecommunications market is growing
alongside the growth in population...
Total 2014 revenue:
$6.1bn3
■ Duopoly in infrastructure market with Bezeq
 and HOT as sole owners of fixed-line
 infrastructure
■ High penetration and usage rates across all
 telecommunications services
■ Technology driven market with rapid
 adoption rate of new technologies
■ Strong brand appreciation and loyalty with
 high premium
■ Relatively young population
2
...and Bezeq is the largest player in the market with the
largest revenue share
% of total market revenue
Aggregate
mobile,
broadband
internet and
fixed-line
telephony lines
('000s)
Consistent high GDP growth...
2012-2016E
CAGR
+3.9%
+0.8%
+2.3%
...with strong underlying population growth
1.8%
% Population
growth in
Israel
1.9%
1.8%
1.9%
Real GDP (rebased to 100)
1.9%

Bezeq is the historical incumbent and since its
privatization in 2005 has been controlled under a
Control Permit attached to the 30% stake
Control permit
■ Control in Bezeq is held by holders of a pre-approved permit from the Israeli Prime Minister and the Ministry of Communications (“Control
 Permit”)
■ Only a party that holds a Control Permit may exercise its holdings in such a manner as to direct the activities of Bezeq
■ B-Com is the only shareholder that has a permit to direct the activities of Bezeq
■ B-Com has nominated all of the members of Bezeq’s board of directors who were elected by shareholders1
■ B-Com consolidates Bezeq’s financial statements based on its de-facto control of Bezeq
Bezeq begins
operating as a governmental
company responsible for all
communications services in
Israel
■ Privatization of Bezeq
■ Apax-Saban-Arkin
 consortium purchases the
 control stake for NIS
 4.2bn
Bezeq
International
launches its
submarine cable
Listing on the TASE
■ Bezeq launches the NGN network
■ Pelephone launches High Speed GSM+ network
■ Board approves dividend policy of 100% of net
 income
History and milestones
■ Stella Handler appointed CEO
 of Bezeq (Fixed-Line)
■ FTTH/FTTB deployment
 underway (BFIBER)
B-Com acquires
the control stake from
Apax-Saban-Arkin for NIS
6.5bn
Source: Company information
1 Excluding employee representatives on the Board whose nominations require the prior approval of our ultimate controlling shareholder, Mr. Shaul Elovitch, as chairman of Bezeq’s
 Board of Directors, pursuant to Bezeq’s collective bargaining agreement
■ Fiber deployment reached
 1,000,000 households
■ Pelephone launches High Speed 4G
 services
■ Wholesale regulation approved

1984
1990
2005
2009
2010
2012
2013
2014

Marseille
Rome
Bari
Sofia
Istanbul
Thessalonica
Jonah cable
Ariel cable
Palermo
Catania
Athens
Chania
Cyprus
Israel
Haifa
Tel-Aviv
Jordan

yes GO

yes VOD

Bezeq's leading position is supported by its fully owned
advanced network infrastructure and technology
across all lines of business
Bezeq Fixed-Line
Pelephone
Bezeq International
YES
Extended optical fiber deployment underway - Bfiber (FTTH/FTTB)
Fiber rollout is on track to reach 1,300,000 households by end of 2015
The only fixed-line company with a nationwide fiber network
Implementing VDSL and vectoring technologies
Highly advanced nationwide NGN network that has led to impressive achievements
Average speed among Bezeq subscribers has increased
from 24.0 Mbps in Q3 2014 to 36.7 Mbps in Q3 2015
Fast and advanced network
Rolling out High Speed 4G network , using LTE technology.
In 2015 majority of the population will enjoy 4G coverage
Covers substantially all of Israel with 2 switch farms connected to approximately 2,200 sites
The network performances expected to upsurge following the LTE frequency tender
Advanced infrastructure following the launch of submarine cable in 2012 ("Jonah")
Among the most advanced in the world (40G upgradable to 100G)
Key differentiator over competition
Only Israeli ISP to own an international infrastructure
Increased capacity and Internet performance
Potential revenue streams from future sale of additional cable capacity
Full cable redundancy
Pioneer in HD broadcasting, advanced set-top box combining PVR, VOD & HD, and streame
Leader in value added services based on Hybrid satellite-IP platform and Progressive Download technology
Launched "yes Multiroom" service (first in Israel)
Recently launched "yes Go" - TV Everywhere service (first in Israel)

Bezeq Fixed-Line is the leading company in
Telephony, Broadband and Data Transmission Services

Bezeq has been consistently increasing its market share in the broadband infrastructure market...	...and broadband ARPU[1] continues to increase and drive revenues

Since 2012 the number of telephony lines has decreased moderately and remained meaningful...	...and the decline which characterized 2012-2013 has abated during 2014 and nearly stopped

Source: Company data and competitors’ public filings
1   Average revenue per user not including revenues from data communications and transmissions services, internet services, services to communications providers, and contract and other services. Based on average subscribers for the period.

[redacted]

'12 – 3Q'15 change
New MNOs enter the market
97
95
86
88
83
79
78
75
72
69
70
65
65
65
65
71
68
68
(28.4%)
(25.0%)
(26.8%)
2012A
2013A
2014A
1Q 15A
2Q 15A
3Q 15A

[redacted]

'13 – Q3'15 change
2,642
3,092
2,956
2,586
2,967
2,837
2,565
2,885
2,774
2,566
2,848
2,747
2,569
2,832
2,740
(73k subs)
(260k subs)
(216k subs)
2013A
2014A
Q1 15A
Q2 15A
Q3 15A

[redacted]

3,576
3,201
2,970
2,792
2012A
2013A
2014A
LTM Sep 2015

[redacted]

'12 – 9M '15 change
Pelephone
Cellcom
Partner
32%
30%
29%
28%
27%
22%
26%
26%
21%
21%
19%
14%
(11p.p.)
(10p.p.)
(15p.p.)
2012A
2013A
2014A
9M 2015

Pelephone presents the smallest net subscriber loss
Pelephone emerged with high ARPU following the
turmoil in the Israeli mobile market...
ARPU by operator (in NIS)
Subs (000's)
Pelephone
Cellcom
Partner
Partner
Cellcom
Pelephone
...recording the smallest net subscriber loss over the
period...
...and by implementing efficiencies that led to
improved cost base...
...it was able to support high EBITDA margins relative
to peers
EBITDA margin of total mobile revenues (%)
Pelephone
Opex 1
(NIS mm)
Source: Company data and competitors' public filings
1 Calculated as total revenues less operating profit

Bezeq International is the leading ISP, ILD and
business solutions provider
The ISP market has been growing consistently with the broadband infrastructure market...	...and Bezeq International has been outgrowing peers and successfully increasing its market share in the ISP market

ISP, ICT and data are Bezeq International’s growth engines...	...offsetting decline in ILD and allowing it to maintain overall stable EBITDA level and margin despite competition

Source: Company data and competitors’ public filings
1   Total revenues excluding ILD revenue

YES (Multi Channel Satellite TV - DTH) presents
sustained growth in market share

YES’s unparalleled content offering continues to be a key differentiator vs. HOT...	...while maintaining stable ARPU despite premium pricing

Growth in subscribers and market share continues...

Source: Company data and competitors’ public filings
1   According to TNS Israel, September 2014, conducted at yes’s request

Bezeq Financials
(NIS Millions)
Source : Bezeq's press release
* Free cash flow is defined as cash flows from operating activities less net payments for investments

Bezeq’s Dividend Policy

distribution of 100% of its net income on a semi-annual basis
Dividend Yield from 2006 to 2015
¹ Dividend Yield is based on average market cap during the period
• Based on its ownership interest, BCOM will receive ~ 31% of Bezeq’s annual dividends
• Since 2006, Bezeq has paid over NIS 24.5 billion (US$ 6.3 billion) in dividends

BCOM
Financial

BCOM Solo P&L (NIS Millions)
BCOM's Profit & Loss	Q4/2014	Q1/2015	Q2/2015	Q3/2015
G&A expenses	(1)	(2)	(2)	(2)
Tax expenses	(12)	-	-	-
Financing income (expenses), net	1	(65)	(85)	(59)
Total expenses	(12)	(67)	(87)	(61)
Interest in Bezeq's net income	128	143	148	125
PPA amortization, net	(39)	(28)	(40)	(26)
Net income	77	48	21	38

BCOM’s Cash Position

BCOM’s Unconsolidated Balance Sheet Data(1)

	September 30, 2015	September 30, 2015
	Reported	Adjusted*
	NIS millions	NIS millions

Financial liabilities
Senior Secured Notes	2,821	2,821
Series B Debentures	700	700
Tax liability	99	134
Total	3,620	3,655

Liquidity balances
Lockbox account	423	1,405
Unrestricted Cash	465	465
Dividend receivable(2)	286	286
Total	1,174	2,156

Net debt
Total	2,446	1,499
(1)	Does not include the balance sheet of Bezeq.
(2)	The dividend was received by BCOM on October 26, 2015.
*	Adjusted by the sale of 4.18% of Bezeq's shares in February 1, 2016.

BCOM Solo - Assets (NIS Millions)

	December 31, 2014	September 30, 2015	September 30, 2015
Statements of Financial Position	Audited	Reported	Adjusted*
Assets
Cash and cash equivalents	118	301	1,283
Investments including derivatives	879	873	873
Other receivables	178	210	210
Total current assets	1,175	1,384	2,366

Investments in investee	3,724	3,499	3,007
Total non-current assets	3,724	3,499	3,007

Total assets	4,899	4,883	5,373

*	Adjusted by the sale of 4.18% of Bezeq's shares in February 1, 2016.

BCOM Solo - Liabilities (NIS millions)

	December 31, 2014	September 30, 2015	September 30, 2015
Statements of Financial Position	Audited	Reported	Adjusted*
Liabilities
Short-term debentures	-	176.00	176.00
Other payables	102	159	194
Total current liabilities	102	335	370

Other liabilities	85	21	21
Debentures	3,751	3,550	3,550
Total non-current liabilities	3,836	3,571	3,571

Total liabilities	3,938	3,906	3,941

Total equity	961	977	1,432

Total liabilities and equity	4,899	4,883	5,373

*	Adjusted by the sale of 4.18% of Bezeq's shares in February 1, 2016.

BCOM During Last 21 Months

	January 1, 2014	September 30, 2015	September 30, 2015
	Reported	Reported	Adjusted*
BCOM's share in Bezeq's market cap (NIS Billions) (1)	4.97	7.42	6.41
Net Financial Debt (NIS Billions) (2)	2.74	2.48	1.53
Dividend Yield LTM	9.4%	6.1%	6.1%
Debt Weighted Duration (In years)	2.77	4.20	4.20
Net Debt to EBITDA	4.20	4.00	3.46
LTV (4)	55%	33%	24%
Local rating of Series B Debentures	A2	A1	?
Series B Debentures YTM (5)	4.13%	1.53%	1.53%
Senior Secured Notes YTM (5)	7.4%	5.6%	5.6%
Total Liquidity (NIS Billions) (6)	0.66	1.13	2.11

(1)	BCOM's share in Bezeq's market cap is based on Bezeq's stock price as of February 1, 2016.
(2)	Net financial debt reported at September 30, 2015 less BCOM's dividend distribution in December 2015.
(3)	NAV is calculated as BCOM's share in Bezeq's market cap minus its Net Financial debt.
(4)	LTV is calculated as BCOM's Net Financial debt divided by its share in Bezeq's market cap.
(5)	YTM as of February 18, 2014 and as of January 13, 2016.
(6)	Total Liquidity is adjusted by dividend distribution by BCOM in December 2015.
*	Adjusted by the sale of 4.18% of Bezeq's shares in February 1, 2016.

BCOM's Debt
Repayment Schedule
(NIS Millions)
• All amounts include future estimated interest payments

Reduction in BCOM’s Net Debt
From the Bezeq acquisition until February 2016
(NIS Millions)

▪ On January 20, 2016 the Company announced that it had nearly completed the purchase of $50 million of its Notes pursuant to the Company's Notes repurchase program that was approved in August 2014. The Company also announced that its Board of Directors has approved an extension of the Program by additional $50 million.
▪ From September 30, 2015 through January 20, 2016, the Company purchased $28 million par value of the Notes. The total par value of Notes that has been repurchased from August 2014 through January 20, 2016 is $43.3 million.
Notes Repurchase Program

The Bezeq Era
Thank you